UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  APRIL 30, 2005                      /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                    BARADERO
                                RESOURCES LIMITED

              #1305 - 1090 W. GEORGIA STREET, VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                         TSX VENTURE: BRH / OTCBB: BRHAF

--------------------------------------------------------------------------------

NEWS RELEASE                                                      APRIL 29, 2005

                               3RD QUARTER RESULTS


VANCOUVER, CANADA - BARADERO RESOURCES LIMITED (TSXV-BRH AND OTCBB-BRHAF) Mr. Nick DeMare, President, announces the following third quarter results:



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

REVENUES

Oil and gas sales                                             -          27,686               -          63,890
                                                   ------------    ------------    ------------    ------------
EXPENSES

Production                                                    -           9,674               -          21,672
General and administration                               17,093          32,546          73,846          49,991
Stock-based compensation                                      -               -          30,180               -
Depreciation, depletion and impairment                        -           6,961               -          15,974
                                                   ------------    ------------    ------------    ------------
                                                         17,093          49,181         104,026          87,637
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                 (17,093)        (21,495)       (104,026)        (23,747)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                 3,928              47          18,977           1,857
Gain on sale of other assets                              6,590               -          14,970               -
Foreign exchange                                            427              97          (4,483)          1,698
                                                   ------------    ------------    ------------    ------------
                                                         10,945             144          29,464           3,555
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                  (6,148)        (21,351)        (74,562)        (20,192)

DEFICIT - BEGINNING OF PERIOD                        (1,825,216)     (1,934,801)     (1,756,802)     (1,935,960)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,831,364)     (1,956,152)     (1,831,364)     (1,956,152)
                                                   ============    ============    ============    ============

LOSS PER SHARE - BASIC AND DILUTED                       $(0.01)         $(0.01)         $(0.04)         $(0.01)
                                                   ============    ============    ============    ============

Baradero Resources Limited                                          News Release
April 29, 2005                                                            Page 2


RESULTS OF OPERATIONS

During the nine months ended February 28, 2005 ("2005") the Company reported a loss of $74,562, an increase in loss of $54,370 compared to a loss $20,192 for the nine months ended February 29, 2004 ("2004"). The difference was attributed primarily to the cessation of the Company's oil and gas operations in 2004 and the recognition in 2005 of $30,180 of non-cash stock-based compensation.

Oil and gas sales for 2004 was $63,890. Revenues from oil and gas sales in 2004 were generated from the West Ranch Field well. Production costs of $21,672 were incurred and depletion of $15,974 was recorded for 2004. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well. Management is currently reviewing other oil and gas projects for participation and other resource opportunities.

General and administration costs decreased by $23,855, from $49,991 in 2004 to $73,846 in 2005. The increase in costs in 2005 was due to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Mr. DeMare, and the services of Mr. DeMare as President of the Company. Chase is currently paid a base amount of $5,000 per month, of which $3,000 relates to the accounting, administration and management services provided by Chase personnel, exclusive of Mr. DeMare, and $2,000 relates to Mr. DeMare's services as the President of the Company.

During the nine months ended February 28, 2005, the Company sold certain of its marketable securities, for total proceeds of $18,947, recognizing a gain of $14,970. The Company also received $14,250 from the exercise of stock options and a further $47,400 from the repayment of a loan which had been provided to a former President of the Company. The proceeds have been used to repay $37,476 of advances which had been made to the Company.

FINANCIAL CONDITION / CAPITAL RESOURCES

With the sale of its remaining oil and gas properties in March 2004, the Company does not have any ongoing revenues. The Company has relied on the sale of its marketable securities, advances from related parties and exercises of options to provide funds for working capital purposes. As at February 28, 2005, the Company had a working capital of $79,904 and $90,072 of advances payable. The Company also holds marketable securities with a quoted market value, at February 28, 2005, of $101,250. As previously described in the "Proposed Acquisition" section, the Company will require significant equity financing to complete its proposed acquisition of Magellan, to conduct exploration on the Bulakashu Gold Property and meet ongoing corporate overhead. The Company may incur significant costs to complete this acquisition. There are no assurances that the Company will be able to complete the required financings or receive the necessary approvals to complete the acquisition of Magellan.


ON BEHALF OF THE BOARD


/s/ NICK DEMARE
----------------------
Nick DeMare, President

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                  The TSX Venture Exchange has not reviewed and
             does not accept responsibility for the adequacy or the
                            accuracy of this release.


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